February 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Tom Jones, Esq.

Re:	Delcath Systems, Inc. Registration Statement on Form S-1 File No. 333-220898 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Jones:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-220898), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on February 7, 2018, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 220-2230.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Barbra Keck
Barbra Keck
Chief Financial Officer

1633 Broadway, Suite 22C, New York, NY 10019 | T: 212-489-2100 | F: 212-489-2102